EXHIBIT 5

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Notes 1 and 13 to the financial statements. Our reports to the shareholders dated November 25, 2003 are expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ reports when the change is properly accounted for and adequately disclosed in the financial statements.

/s/    “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario
November 25, 2003